Exhibit 99.14

Section C from « 2007-2008 Budget—Budget Plan », February 20, 2007

Section C

The Government’s Budgetary and Financial Stance

The Government’s Budget

Introduction				C.3
1.	Sound Management of Public Finances			C.5
	1.1	The budget remains balanced		C.5
	1.2	Decisive action to reduce the debt burden		C.9
2.	Updating of the Financial Framework			C.11
	2.1	Budgetary revenue		C.11
		2.1.1	Own-source revenue excluding government enterprises	C.12
		2.1.2	Revenue from government enterprises	C.16
		2.1.3	Revenues from federal transfers	C.17
	2.2	Budgetary expenditure		C.19
		2.2.1	Change in program spending in 2006-2007	C.20
		2.2.2	Maintenance of fiscal discipline in 2007-2008	C.23
		2.2.3	Major investments in public infrastructure	C.31
		2.2.4	Pay equity settlement with government employees	C.33
		2.2.5	Debt service	C.34
	2.3	Consolidated organizations		C.36
3.	Non-Budgetary Transactions			C.37
	3.1	Investments, loans and advances		C.38
	3.2	Capital expenditures		C.38
	3.3	Retirements plans		C.39
	3.4	Other accounts		C.39
4.	Consolidated Net Financial Requirements			C.40

C.1

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INTRODUCTION

This section of the Budget Plan presents the preliminary results for fiscal 2006-2007 and the government’s budgetary and financial stance for 2007-2008 and 2008-2009.

The information provided concerns:

—	consolidated financial and budgetary transactions for the period from 2006-2007 to 2008-2009, including the impact of the fiscal and budgetary measures announced in the present Budget;

—	the change in revenue and expenditure, as well as adjustments made since last year’s Budget;

—	non-budgetary transactions and investments.

The Government’s Budgetary and Financial Stance

C.3

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1. SOUND MANAGEMENT OF PUBLIC FINANCES

1.1 The budget remains balanced

Since the 2006-2007 Budget was tabled last spring, several events have had an impact on the government’s financial framework, particularly:

—	changes in the economic situation and financial markets;

—	Hydro-Québec’s sale of its interests in certain corporations, including notably Transelec Chile;

—	the pay equity agreement reached with government employees;

—	the cost of new initiatives announced by the government, including the cost of the measures contained in the present Budget.

Nevertheless, the 2007-2008 Budget forecasts that a balanced budget will be achieved during each year of the financial framework.

TABLE C.1

Summary of consolidated budgetary transactions—2007-2008 BudgetP

(millions of dollars)

	2006-2007	2007-2008	2008-2009
BUDGETARY REVENUE	59 489	60 262	61 057
% change	6.8	1.3	1.3
BUDGETARY EXPENDITURE
Program spending	-51 519	-53 594	-55 178
% change	4.6	4.0	3.0
Debt service	-6 990	-7 229	-7 170
% change	1.7	3.4	-0.8

Total	-58 509	-60 823	-62 348
% change	4.3	4.0	2.5
NET RESULTS OF CONSOLIDATED ORGANIZATIONS	37	61	296

Deposit in the Generations Fund[1]	-500

Allocation to the budgetary reserve	-500

Use of the reserve to finance pay equity		500

Shortfall to be absorbed			995

CONSOLIDATED BUDGETARY BALANCE FOR THE PURPOSES OF THE BALANCED BUDGET ACT	17	0	0

Net results of the Generations Fund	575	446	726

CONSOLIDATED BUDGETARY BALANCE	592	446	726

P:	Preliminary results for 2006-2007 and forecasts for subsequent years.
1	Additional investment arising from the sale of Hydro-Québec’s interest in Transelec Chile.

The Government’s Budgetary and Financial Stance

C.5

☐ A balanced budget achieved and $500 million deposited in the Generations Fund in 2006-2007

The present Budget confirms that a balanced budget will be achieved in 2006-2007. Indeed, the budgetary balance for the purposes of the Balanced Budget Act shows a surplus of $17 million.

Since the 2006-2007 Budget, the government has recorded substantial additional revenue:

—	$463 million in tax revenues, particularly because of the strong showing by the economy;

—	$965 million from the profits of government enterprises, due mainly to the sale of Hydro-Québec’s interest in Transelec Chile;

—	$160 million from federal transfers, particularly because of the impact of the measures announced in the federal budget of May 2006.

TABLE C.2

Summary of consolidated budgetary transactions in 2006-2007

(millions of dollars)

	March 2006 Budget	Adjustments	February 2007 Budget P
BUDGETARY REVENUE
Own-source revenue, excluding government enterprises	42 347	463	42 810
Revenue from government enterprises	4 758	965	5 723

Total own-source revenue	47 105	1 428	48 533
Federal transfers	10 796	160	10 956

Total	57 901	1 588	59 489
BUDGETARY EXPENDITURE
Program spending	-50 873	-646	-51 519
Debt service	-7 205	215	-6 990

Total	-58 078	-431	-58 509
NET RESULTS OF CONSOLIDATED ORGANIZATIONS	177	-140	37
Deposit in the Generations Fund [1]		-500	-500
Allocation to the budgetary reserve		-500	-500

CONSOLIDATED BUDGETARY BALANCE FOR THE PURPOSES OF THE BALANCED BUDGET ACT	0	17	17

Net results of the Generations Fund	74	501	575

CONSOLIDATED BUDGETARY BALANCE	74	518	592

P:	Preliminary results for 2006-2007.

1	Additional investment arising from the sale of Hydro-Québec’s interest in Transelec Chile.

2007-2008 Budget

Budget Plan

C.6

In addition, the government saved $215 million on debt service owing notably to lower-than-anticipated interest rates.

Overall, this additional revenue and these savings totalling $1.8 billion have enabled the government to:

—	increase program spending by $646 million in order to finance:

—	the additional costs arising from pay equity;

—	the recurrence of expenditures recorded at the close of 2005-2006, particularly in regard to the allowance for doubtful accounts at Revenu Québec and the allowance for losses on guaranteed financial initiatives at Investissement Québec;

—	absorb a $140-million downward revision of the net results of consolidated organizations stemming notably from the additional assistance granted to Québec farmers by La Financière agricole du Québec;

—	deposit an additional $500 million in the Generations Fund;

—	allocate $500 million to the budgetary reserve in order to finance pay equity in 2007-2008.

Given the increase in spending mentioned above, growth in program spending will reach 4.6% in 2006-2007. This growth partly reflects the cost of the pay equity agreement concluded between the government and its employees. Excluding pay equity expenditures, program spending growth will amount to 4.1% in 2006-2007.

TABLE C.3

Impact of pay equity on program spending growth

(millions of dollars)

	2005-2006	2006-2007
PROGRAM SPENDING OBJECTIVE PRESENTED IN THE FEBRUARY 2007 BUDGET	49 230	51 519
% change	3.3	4.6
Total cost of pay equity recorded as an expenditure	-498	-775

PROGRAM SPENDING EXCLUDING THE COST OF PAY EQUITY	48 732	50 744
% change	3.7	4.1

Nominal GDP growth rate in % [1]	4.0	3.9

1	For the calendar year ending three months before the end of the fiscal year.

Sources:  Secrétariat du Conseil du trésor and Institut de la Statistique du Québec.

The Government’s Budgetary and Financial Stance

C.7

☐ A balanced budget in 2007-2008

In conformity with the government’s budgetary stance, a balanced budget will be achieved again in 2007-2008. The government plans to use $500 million from the budgetary reserve in 2007-2008 to finance pay equity.

Growth in budgetary revenue amounts to 1.3%. This modest increase can be attributed particularly to the impact of the tax reductions granted to individuals and enterprises, announced in this and previous budgets. It also reflects a decline in revenue from government enterprises, owing notably to the non-recurrence of the substantial profits made by Hydro-Québec in 2006-2007 on the sale of its interests in certain enterprises.

In 2007-2008, program spending growth, including the impact of the measures announced in this Budget, will be limited to 4.0%, or less than the nominal GDP growth rate of 4.3%.

☐ A budgetary shortfall of nearly $1 billion to be absorbed in 2008-2009

For 2008-2009, the government must make up a budgetary shortfall of nearly $1 billion if it is to achieve a balanced budget. As in the past, the Québec government is determined to take action to make up this shortfall in accordance with its budgetary stance and the Balanced Budget Act.

2007-2008 Budget

Budget Plan

C.8

1.2 Decisive action to reduce the debt burden

The Generations Fund was created last June by the adoption of the Act to reduce the debt and establish the Generations Fund.

Dedicated exclusively to repaying the debt, the Generations Fund is financed by specific revenue sources, such as the water-power royalties paid by Hydro-Québec and private producers of hydro-electricity, the sale of certain assets and income generated by the investment of the sums making up the fund.

Thanks to the sale of Hydro-Québec’s interest in Transelec Chile, an additional $500 million has been deposited in the Generations Fund, as the government announced last fall in presenting the Update on Québec’s Economic and Financial Situation.

Taking into account the sums accumulated in the Generations Fund, the debt burden as a proportion of the economy will be reduced to 41.6% in 2008-2009. It will be lowered to less than 25% as at March 31, 2026.

CHART C.1

Total government debt

(as a percentage of GDP)

The Government’s Budgetary and Financial Stance

C.9

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2. UPDATING OF THE FINANCIAL FRAMEWORK

This section presents the main factors that affect the growth in the government’s revenue and expenditure. It also explains the adjustments made to the financial framework for 2006-2007 since the Budget of last March.

2.1 Budgetary revenue

The government’s budgetary revenue should total $60 262 million in 2007-2008, i.e. $48 021 million in own-source revenue and $12 241 million in federal transfers. Budgetary revenue should grow by 1.3% in 2007-2008 and 2008-2009.

TABLE C.4

Consolidated Revenue Fund

Budgetary revenue

(millions of dollars)

	March 2006 Budget		February 2007 Budget P
	2006-2007	Adjustments	2006-2007	2007-2008	2008-2009
OWN-SOURCE REVENUE
Own-source revenue excluding government enterprises	42 347	463	42 810	43 361	44 435
% change	3.2		3.9	1.3	2.5
Government enterprises	4 758	965	5 723	4 660	4 774
% change	6.7		25.7	-18.6	2.4

TOTAL	47 105	1 428	48 533	48 021	49 209
% change	3.6		6.1	-1.1	2.5
FEDERAL TRANSFERS	10 796	160	10 956	12 241	11 848
% change	8.3		9.9	11.7	-3.2

BUDGETARY REVENUE	57 901	1 588	59 489	60 262	61 057
% change	4.4		6.8	1.3	1.3

P:	Preliminary results for 2006-2007 and forecasts for subsequent years.

The Government’s Budgetary and Financial Stance

C.11

2.1.1 Own-source revenue excluding government enterprises

☐ Major adjustments to tax revenues in 2006-2007

Preliminary results for fiscal 2006-2007 show that own-source revenue, excluding the profits of government enterprises, are revised upward by $463 million compared with the 2006-2007 Budget, bringing growth in this revenue to 3.9% compared with the previous year.

Revenue from personal income tax is increased by $719 million, a difference that reflects notably:

—	the upward revision of personal income and the impact on tax receipts of the retroactive pay equity adjustments to be paid to government employees from now until March 31, 2007;

—	the adjustment to the distribution of source deductions and tax instalments to take actual data into account.

Contributions to the Health Services Fund are reduced by $216 million, essentially because of the offsetting of the above-mentioned adjustment to the distribution of source deductions to the benefit of personal income tax.

Revenue from corporate taxes is raised by $314 million because of the recurrence of revenue received in late 2005-2006.

—	This increased revenue, which reflects the sustained growth in corporate profits in recent years, led to the payment of higher tax instalments by enterprises in 2006-2007.

Revenue from consumption taxes is adjusted downward by $334 million.

—	Despite vigorous domestic demand, receipts from the Québec sales tax amounted to have decreased by $114 million.

—	Revenue from the tax on tobacco products is decreased by $171 million due to the impact of the implementation of the new provisions introduced in the Tobacco Act last May on the consumption of such products. This adjustment may also reflect a slight increase in smuggling.

2007-2008 Budget

Budget Plan

C.12

—	Lastly, on account of high prices, the volume of fuel sold was lower than initially forecast, reducing revenue from the tax on such products.

TABLE C.5

Consolidated Revenue Fund

Change in own-source revenue excluding government enterprises

(millions of dollars)

	March 2006 Budget		February 2007 Budget P
	2006-2007	Adjustments	2006-2007	2007-2008	2008-2009
Personal income tax	17 309	719	18 028	18 081	18 578
% change	4.2		9.6	0.3	2.7
Health Services Fund	5 331	-216	5 115	5 469	5 667
% change	4.0		1.3	6.9	3.6
Corporate taxes	4 349	314	4 663	4 565	4 558
% change	-0.8		-2.6	-2.1	-0.2
Consumption taxes	13 108	-334	12 774	13 061	13 403
% change	3.6		2.7	2.2	2.6
Other revenues	2 250	-20	2 230	2 185	2 229
% change	-0.1		-9.6	-2.0	2.0

OWN-SOURCE REVENUE EXCLUDING GOVERNMENT ENTERPRISES	42 347	463	42 810	43 361	44 435
% change	3.2		3.9	1.3	2.5

P:	Preliminary results for 2006-2007 and forecasts for subsequent years.

☐ Growth limited by the impact of measures aimed at reducing the tax burden in 2007-2008 and 2008-2009

In 2007-2008, own-source revenue excluding government enterprises will grow by a rate of 1.3%, which is less than the rate of economic growth. This is explained essentially by:

—	the measures announced in this and previous budgets regarding personal income tax and corporate taxes;

—	the non-recurring impact of the retroactive pay equity adjustments that will be paid to government employees in March 2007;

—	the distribution in 2006-2007 of source deductions for previous years.

The Government’s Budgetary and Financial Stance

C.13

For 2008-2009, the growth in own-source revenue, excluding government enterprises, amounts to 2.5%, or less than the growth in gross domestic product, mainly because of the impact of the fiscal measures.

Change by source

More specifically, personal income tax, the main source of government revenue, should increase by 0.3%, to $18.1 billion in 2007-2008.

—	In this fiscal year, the progression in income subject to tax will be more than offset by the impact of the fiscal measures announced in this and previous budgets and by the non-recurrence of:

—	revenue from the payment of retroactive pay equity adjustments;

—	the distribution of source deductions in 2006-2007 in respect of previous years.

—	In 2008-2009, revenue should grow by 2.7%, an increase that is compatible with the growth in income subject to tax, not taking into account the impact of the fiscal measures announced in this Budget.

Contributions to the Health Services Fund should total $5.5 billion in 2007-2008, an increase of 6.9%. This growth is comparable to that of salaries and wages if the impact of the non-recurring downward revision stemming from the distribution of source deductions in 2006-2007 is excluded. The growth rate anticipated in 2008-2009, i.e. 3.6%, is similar to that of salaries and wages.

Despite an average increase of over 3.0% in corporate profits in 2007 and 2008, revenue from corporate taxes should fall by 2.1% in 2007-2008 and remain fairly stable in 2008-2009. This stems from the impact of the fiscal measures announced in this and previous budgets to foster economic growth, including the reduction in the tax on capital.

In 2007-2008, revenue from consumption taxes should climb by 2.2%. This weak growth reflects the impact of the agreement on a new fiscal and financial partnership concluded with the municipalities in spring 2006, which enables them to obtain, as of 2007-2008, a refund of part of the Québec sales tax they pay on their purchases. The change in consumption taxes also reflects the stagnation in revenue from the tobacco tax. In 2008-2009, the 2.6% increase in consumption tax revenue will keep pace with the growth in household consumption, once the weak growth in fuel tax revenue and the stagnation in tobacco tax revenue are taken into account.

2007-2008 Budget

Budget Plan

C.14

☐ A change in revenue comparable to that in the economy

Overall, the anticipated growth in own-source revenue, excluding government enterprises, should be similar to nominal economic growth. Excluding the financial impact of the fiscal measures and certain non-recurring revenue, growth in own-source revenue for fiscal years 2007-2008 and 2008-2009 will be 4.0% on average, a rate similar to the increase in gross domestic product.

TABLE C.6

Consolidated Revenue fund

Change in own-source revenue on a comparable basis P

(millions of dollars)

	2006-2007	2007-2008	2008-2009
OWN-SOURCE REVENUE EXCLUDING GOVERNMENT ENTERPRISES	42 810	43 361	44 435
% change	3.9	1.3	2.5
Less:
2007-2008 Budget measures
— Personal income tax reduction		–122	–489
— Other fiscal measures		–93	–175
2006-2007 Budget measures
— Personal income tax reduction	–75	–345	–362
— Other fiscal measures	–111	–57	–93
2005-2006 Budget measures
— Personal income tax reduction	–337	–390	–395
— Other fiscal measures	–250	–392	–483
Other factors [1]	452	–285	–257

Sub-total	–321	–1 684	–2 254

REVENUE BEFORE MEASURES	43 131	45 045	46 689
% change		4.4	3.6

Nominal GDP growth rate in % [2]		4.3	3.5
Elasticity in calendar year [3]		1.04	1.06

P:	Preliminary results for 2006-2007 and forecasts for subsequent years.
1	Includes notably the amounts arising from the reconciliation of source deductions for employers and self-employed workers, the impact of retroactive pay equity adjustments on revenue and the 2007-2013 agreement on a new fiscal and financial partnership with the municipalities.
2	For the calendar year ending three months before the end of the fiscal year.
3	Elasticity between growth in revenue on a comparable basis and growth in gross domestic product. For example, an elasticity rate of 1.06 means that 1.00% growth in GDP results in 1.06% growth in own-source revenue.

The Government’s Budgetary and Financial Stance

C.15

2.1.2 Revenue from government enterprises

☐ Major upward adjustment in 2006-2007 owing to the sale of assets

The profits of government enterprises are adjusted upward by $965 million for 2006-2007, notably because of the additional profits of $1 114 million made by Hydro-Québec, of which more than $900 million stem from the sale of assets, primarily the corporation’s interest in Transelec Chile.

In addition, Loto-Québec shows a $152-million decline in profits that can be attributed to the drop in revenue from the use of video lottery machines.

For 2007-2008, revenue from government enterprises is estimated at $4 660 million. A slight progression in 2008-2009 will increase such revenue to $4 774 million.

TABLE C.7

Consolidated Revenue Fund

Change in revenue from government enterprises

(millions of dollars)

	March 2006 Budget	Adjustments		February 2007 Budget P
	2006-2007			2006-2007	2007-2008	2008-2009
Hydro-Québec	2 500	1 114	[1]	3 614	2 545	2 500
Loto-Québec	1 524	–152		1 372	1 329	1 329
Société des alcools du Québec	702	0		702	745	785
Others	32	3		35	41	160

REVENUE FROM GOVERNMENT ENTERPRISES	4 758	965		5 723	4 660	4 774
% change	6.7			25.7	–18.6	2.4

P:	Preliminary results for 2006-2007 and forecasts for subsequent years.
1	Including profits of over $900 million made by Hydro-Québec on the sale of its interests in certain corporations, including Transelec Chile.

2007-2008 Budget

Budget Plan

C.16

2.1.3 Revenues from federal transfers

In 2006-2007, revenues from federal transfers should reach $10 956 million, or $160 million more than forecast in the March 2006 Budget. For 2007-2008 and 2008-2009, federal transfer revenues are expected to amount to $12 241 million and $11 848 million respectively.

The $160-million adjustment to federal transfer revenues in 2006-2007 can be attributed essentially to additional equalization revenues of $185 million stemming from the federal budget of May 2006.

TABLE C.8

Consolidated Revenue Fund

Change in federal transfer revenues

(millions of dollars)

	March 2006 Budget		February 2007 Budget P
	2006-2007	Adjustments	2006-2007	2007-2008	2008-2009
Equalization	5 354	185	5 539	6 462	6 688
% change	11.6		15.4	16.7	3.5
Health transfers	3 605	29	3 634	3 631	3 625
% change	13.2		14.1	-0.1	-0.2
Transfers for post-secondary education and other social programs	1 041	19	1 060	1 288	1 012
% change	0.7		2.5	21.5	-21.4
Other programs	796	-73	723	860	523
% change	-16.6		-24.1	18.9	-39.2

FEDERAL TRANSFERS	10 796	160	10 956	12 241	11 848
% change	8.3		9.9	11.7	-3.2

P:	Preliminary results for 2006-2007 and forecasts for subsequent years.

Federal transfer revenues are expected to increase by 11.7% in 2007-2008. This change can be explained primarily by the growth in equalization revenues resulting from the federal announcement of January 16, 2007, regarding the provinces’ minimum equalization entitlements in 2007-2008.

The Government’s Budgetary and Financial Stance

C.17

Indeed, on the basis of the most recent economic and fiscal data available, the federal government revised Québec’s share of the equalization envelope upward, leading to an increase of 16.7% in these revenues in 2007-2008. For the purposes of the Québec government’s financial planning, it was assumed that Québec’s equalization revenues would continue to grow thereafter by 3.5% per year, in accordance with the legislative provisions currently in effect.

Revenues from federal transfers should decline by 3.2% in 2008-2009, mainly because of the non-recurrence of most of the income from four trusts established by the federal government in its May 2006 Budget, targeting post-secondary education infrastructure, public transit infrastructure, affordable housing and housing for Aboriginal people living off-reserve.

Québec’s share of these four trusts totals $577 million. The provinces have the flexibility needed to use the funds set aside for them according to their needs and on the basis of a schedule that they themselves define, without exceeding the lifespan of these trusts. The income recording schedule chosen by the Québec government is shown in the following table.

TABLE C.9

Schedule for recording income from the trusts announced in the May 2006 federal budget

(millions of dollars)

	2007-2008	2008-2009	Total
Post-Secondary Education Infrastructure Trust	235	—	235
Public Transit Capital Trust	117	0	117
Affordable Housing Trust	187	0	187
Off-Reserve Aboriginal Housing Trust	26	12	38

TOTAL	565	12	577

Note:	The Post-Secondary Education Infrastructure Trust must be used by March 31, 2008 and is part of the “Transfers for post-secondary education and other social programs”. The three other trusts must be used by March 31, 2009 at the latest and are part of “Other programs”.

Lastly, it should be noted that the forecast for federal transfer revenues contained in the present Budget does not include any amount that might result from federal decisions to correct the fiscal imbalance in Canada.

2007-2008 Budget

Budget Plan

C.18

2.2 Budgetary expenditure

For 2007-2008, budgetary expenditure should reach $60 823 million. Program spending will total $53 594 million and debt service $7 229 million.

TABLE C.10

Consolidated Revenue Fund

Change in budgetary expenditure P

(millions of dollars)

	2006-2007	2007-2008	2008-2009
Program spending	51 519	53 594	55 178
% change	4.6	4.0	3.0
Debt service	6 990	7 229	7 170
% change	1.7	3.4	-0.8

BUDGETARY EXPENDITURE	58 509	60 823	62 348
% change	4.3	4.0	2.5

Nominal GDP growth rate in % [1]	3.9	4.3	3.5
Inflation rate in Canada in %	2.0	1.8	1.8

P:	Preliminary results for 2006-2007 and forecasts for subsequent years.
1	For the calendar year ending three months before the end of the fiscal year.

The Government’s Budgetary and Financial Stance

C.19

2.2.1 Change in program spending in 2006-2007

In 2003, the government made a commitment to manage public finances in a rigorous and disciplined manner. The 2007-2008 program spending forecast is once again in keeping with this approach, which has enabled Québec to regain control of growth in public spending and improve services for Quebecers.

Program spending in 2006-2007 stands at $51 519 million, an increase of 4.6% compared with 2005-2006. This represents an upward revision of $646 million compared with the target of $50 873 million set in the 2006-2007 Budget Speech.

This adjustment can be explained essentially by the spending adjustments made in regard to the retirement plans and to the allowances for losses on guaranteed financial initiatives and doubtful accounts at Revenu Québec, and by the $242-million impact of the decision by the Commission de l’équité salariale to spread the wage adjustments arising from the pay equity settlement over seven payments made over six years.

TABLE C.11

Change in the 2006-2007 Expenditure Budget

(million of dollars)

EXPENDITURE BUDGET IN THE 2006-2007 BUDGET SPEECH	50 873.0
Adjustments
New actuarial valuations of the retirement plans	60.0
Increase in the expenditure for the allowance for losses on guaranteed financial initiatives at the ministère du Développement économique, de l’Innovation et de l’Exportation	48.0
Increase in the expenditure for the allowance for doubtful accounts at Revenu Québec	193.0
Impact of the spreading of the pay equity settlement over seven payments made over six years	242.0
Support plan for the forest sector	30.0
Agreement with health professionals and other adjustments at the ministère de la Santé et des Services sociaux	65.5
Other adjustments	7.5

REVISED EXPENDITURE BUDGET	51 519.0

Source: Secrétariat	du Conseil du trésor.

2007-2008 Budget

Budget Plan

C.20

☐ Québec outperforms most Canadian provinces

Since 2003-2004, Québec has achieved better results than all of the Canadian provinces regarding spending control. Indeed, the average annual rate of growth in program spending in Québec over this period has been 4.1%, while the average for the Canadian provinces has been 6.3%.

CHART C.2

Québec outperforms most of the provinces in managing spending

(average annual growth in program spending from 2003-2004 to 2006-2007, in percent)

1	The average annual growth in program spending from 2003-2004 to 2006-2007 is revised from 3.8% to 4.1% because of the $646.0-million upward adjustment of program spending in 2006-2007, including $242.0 million for pay equity resulting from the decision by the Commission de l’équité salariale to spread the wage adjustments arising from the pay equity settlement over seven payments made over six years.

The Government’s Budgetary and Financial Stance

C.21

On account of this fiscal discipline, the weight of program spending in relation to GDP in 2006-2007 is 18.1%, one of the lowest levels in 35 years.

CHART C.3

Program spending

(as a percentage of GDP)

P:	Preliminary results.
1	In 2006-2007, program spending as a percentage of GDP is revised from 17.8% to 18.1% because of the $646.0-million upward adjustment of program spending in 2006-2007, including $242.0 million for pay equity resulting from the decision by the Commission de l’équité salariale to spread the wage adjustments arising form the pay equity settlement over seven payments made over six years.

2007-2008 Budget

Budget Plan

C.22

2.2.2 Maintenance of fiscal discipline in 2007-2008

The government is maintaining the same fiscal discipline in 2007-2008. Program spending, including the cost of the measures announced in this Budget, is increasing by 4.0%, or $2 075.2 million, in 2007-2008 and should thus reach $53 594.2 million.

☐ Giving priority to health and education

Close to two thirds of the growth in program spending in 2007-2008 is being allocated to health and social services, for a total of $1 343.9 million. Accordingly, the health and social services budget is growing by 6.0%, making it possible to cover the rising costs of the system, as well as the impact of the agreements with the medical federations and the pay equity settlement. An additional $20.9 million is also being allocated for implementing the drug policy, including $16.5 million for extending free medication to people with low incomes as of July 1, 2007.

TABLE C.12

Program spending growth in 2007-2008

(millions of dollars)

			Growth
	2006-2007	2007-2008	$M	%
Santé et Services sociaux	22 265.9	23 609.8	1 343.9	6.0
Éducation, Loisir et Sport	12 828.4	13 394.9	566.5	4.4
Other departments	16 424.7	16 589.5	164.8	1.0

TOTAL	51 519.0	53 594.2	2 075.2	4.0

Source: Secrétariat du Conseil du trésor.

The Government’s Budgetary and Financial Stance

C.23

The budget of the ministère de l’Éducation, du Loisir et du Sport is also increasing by a substantial 4.4%, or an additional $566.5 million. This increase will make it possible to finance the wage adjustments including the pay equity settlement, additional investments of $120 million in post-secondary education, the impact of $52 million to complete the financing for adding one and a half hours of teaching time a week at the elementary level, and the impact of $35 million for adding resources at the elementary and secondary levels for disabled students or students with adjustment or learning difficulties.

The budget of the other portfolios remains fairly constant, with an increase of 1.0%.

CHART C.4

Giving priority to health and education

(program spending growth in 2007-2008 F)

F:	Forecasts.

Source: Secrétariat du Conseil du trésor.

2007-2008 Budget

Budget Plan

C.24

☐ Close to $8.0 billion more for health and education since 2003

Since 2003, the government has added a total of $8.0 billion to the budgets of the ministère de la Santé et des Services sociaux and the ministère de l’Éducation, du Loisir et du Sport, i.e. $5.7 billion and $2.2 billion respectively. The other portfolios have received an additional $1.8 billion, notably to improve the road system and provide more assistance to families.

CHART C.5

Close to $8.0 billion more for health and education

since 2003-2004

(growth in program spending from 2003-2004 to 2007-2008 F)

F:	Forecasts for 2007-2008.

Source: Secrétariat du Conseil du trésor.

The Government’s Budgetary and Financial Stance

C.25

☐ Increase of 1.0% in the budgets of the other departments in 2007-2008

The budgets of the other departments are increasing by 1.0% in 2007-2008 and have been established with a view to maintaining and improving public services. To that end, most of the budgetary efforts are being limited to operating expenditures through measures such as not replacing one half of the employees who retire. Briefly, the main changes can be explained as follows:

—	the budget of the ministère des Affaires municipales et des Régions is down $78.1 million, essentially because of the impact of $128.0 million stemming from the application of the 2007-2013 agreement on a new fiscal and financial partnership with the municipalities, which provides notably for the replacement of spending programs by sales tax refunds. Excluding this adjustment, the growth in this budget amounts to $49.9 million, or 2.7%, including $30.0 million for the National Rurality Policy. In addition, amounts totalling $35.8 million have been provided for in the Contingency Fund for implementing the Strategy for the Development of Every Region;

—	the budget of the ministère de l’Agriculture, des Pêcheries et de l’Alimentation is increasing by $9.0 million, or 1.3%, mainly to cover the $7.3-million increase in the cost of the property tax refund program for farmers and because of the addition of $3.0 million for implementing the assistance program for apple growers. As well, $5.0 million is being added to the Contingency Fund for measures to support farming and fisheries under the Strategy for the Development of Every Region;

—	the budget of the Conseil du trésor is being adjusted downward by $248.3 million, owing to a revision of the sums provided for in the Contingency Fund, which are being increased from $425.8 million in 2006-2007 to $177.0 million in 2007-2008. This revision stems mainly from the non-recurrence of funds provided in 2006-2007 for the pay equity settlement relating to previous years;

—	the budget of the ministère du Conseil exécutif is up $46.1 million, or 17.4%, primarily on account of the $27.4 million in financing for the 2006-2009 Youth Action Strategy and the implementation of the new Aboriginal Initiatives Fund, an envelope of $10.2 million;

2007-2008 Budget

Budget Plan

C.26

—	the budget of the ministère de la Culture et des Communications is growing by $26.0 million, or 4.4%, mainly because of the $9.6-million impact of the full payment of municipal taxes by cultural government corporations as of January 1, 2007, the addition of $3.0 million for the Placements Culture program, and other improvements granted, particularly to libraries and community media. In addition, the emergency assistance of $10.0 million awarded to the Québec film industry in 2006-2007 and the assistance of $5.0 million granted to museums are being renewed in 2007-2008;

—	the budget of the ministère du Développement durable, de l’Environnement et des Parcs is rising by $2.6 million, or 1.4%, notably because inspection activities are being stepped up in the regions;

—	the budget of the ministère du Développement économique, de l’Innovation et de l’Exportation is up $58.8 million, or 8.4%, owing notably to the addition of $38.5 million in order to increase the funds provided for implementing the support plan for the forest sector to $68.5 million, the addition of $58.3 million for deploying the Québec Research and Innovation Strategy, the addition of $32.7 million for applying the Strategy for the Development of Every Region and non-recurrence in 2007-2008 of the $48.0-million adjustment in 2006-2007 of the allowance for losses on guaranteed financial initiatives;

—	the budget of the ministère de l’Emploi et de la Solidarité sociale is increasing by $36.3 million, or 0.9%, to take into account the impact of the indexation of the benefit rates for last resort assistance and the implementation of the new National Program of Reconciliation with the Duplessis Orphans;

—	the budget of the ministère de la Famille, des Aînés et de la Condition féminine is up $70.5 million, or 4.1%, primarily because of the increase in the remuneration of teachers resulting from the increase in wage parameters, teachers’ progression up the wage scales and the pay equity settlement. In addition, $3.0 million for funding drop-in daycare centres and $5.0 million for the Action Strategy for the Elderly are provided for in the Contingency Fund;

—	the budget of ministère des Finances is up $5.0 million, or 3.2%, because of the additional funds being allocated to fight tax evasion;

—	the budget of the ministère de l’Immigration et des Communautés culturelles is increasing by $5.3 million, or 5.0%, essentially because of the additional funds being allocated to the francization of immigrants;

The Government’s Budgetary and Financial Stance

C.27

—	the budget of the ministère de la Justice is rising by $3.0 million, or 0.5%, essentially on account of the increase in the cost of wage parameters;

—	the budget of the ministère des Relations internationales is up $17.0 million, or 17.2%, primarily because of the addition of $8.0 million for Québec’s international policy, $6.1 million for the Francophone Summit to be held in 2008 and $2.0 million for granting additional assistance to the International Organization of the Francophonie;

—	the budget of the ministère des Ressources naturelles et de la Faune is increasing by $56.4 million, or 14.5%, with the addition of $36.6 million for implementing the support plan for the forest sector, $16.0 million for the Strategy for the Development of Every Region and $10.0 million for the silvicultural investment strategy;

—	the budget of the ministère du Revenu is down $70.4 million, owing to an $85.1-million adjustment of the expenditure relating to the allowance for doubtful accounts. Excluding this adjustment, the increase is $14.7 million, or 1.5%, and it serves mainly to finance the growth in the cost of the Information Technology Fund and to step up the recovery of tax debts;

—	the budget of the ministère de la Sécurité publique is up $52.3 million, or 5.6%, including $39.4 million for wage parameters and $17.6 million for pursuing the implementation of the new Act respecting correctional services. In addition, $3.0 million, provided for in the Contingency Fund to step up the fight against street gangs, is being added to the amounts already announced in this regard;

—	the budget of the ministère des Services gouvernementaux is rising by $9.1 million, or 11.9%, essentially to continue the deployment of Services Québec, for $5.7 million, and Online government, for $2.0 million;

—	the budget of the ministère du Tourisme is down $6.8 million, a change that is due to the non-recurrence of the $7.3-million subsidy awarded to the Granby Zoo in 2006-2007. Without this adjustment, the increase is $0.5 million, or 0.4%. An additional $5.0 million to support tourism in the regions is also provided for in the Contingency Fund;

2007-2008 Budget

Budget Plan

C.28

—	the budget of the ministère des Transports is up $164.9 million, or 8.4%, owing notably to a $119.0-million increase in the cost of debt service for the road system and public transit, the addition of $26.5 million for maintaining the road system and the addition of $11.0 million in funding for the festivities marking the 400th anniversary of the founding of Québec City. As well, $11.0 million is provided for in the Contingency Fund for Québec’s contribution to an agreement on regionalizing the deficit of Montréal’s metro system. Lastly, $5.5 million in additional assistance, also provided for in the Contingency Fund, is being allocated for developing the Capitale-Nationale region under the Strategy for the Development of Every Region;

—	the budget of the ministère du Travail remains constant in 2007-2008, at $31.5 million.

The Government’s Budgetary and Financial Stance

C.29

TABLE C.13

Program spending by portfolio

(million of dollars)

			Change
	2006-2007	2007-2008	$M	%
Affaires municipales et Régions	1 847.4	1 769.3	-78.1	-4.2
Agriculture, Pêcheries et Alimentation	683.3	692.3	9.0	1.3
Assemblée nationale	100.3	105.2	4.9	4.9
Conseil du trésor et Administration gouvernementale [1]	874.6	626.3	-248.3	-28.4
Conseil executive	265.0	311.1	46.1	17.4
Culture et Communications	589.5	615.5	26.0	4.4
Développement durable, Environnement et Parcs	189.6	192.2	2.6	1.4
Développement économique, Innovation et Exportation	696.5	755.3	58.8	8.4
Éducation, Loisir et Sport	12 828.4	13 394.9	566.5	4.4
Emploi et Solidarité sociale	4 087.9	4 124.2	36.3	0.9
Famille, Aînés et Condition féminine	1 733.3	1 803.8	70.5	4.1
Finances (excluding debt service)	154.6	159.6	5.0	3.2
Immigration et Communautés culturelles	105.8	111.1	5.3	5.0
Justice	630.9	633.9	3.0	0.5
Personnes désignées par l’Assemblée nationale	62.4	63.6	1.2	1.9
Relations internationales	99.0	116.0	17.0	17.2
Ressources naturelles et Faune	390.3	446.7	56.4	14.5
Revenu	996.1	925.7	-70.4	-7.1
Santé et Services sociaux	22 265.9	23 609.8	1 343.9	6.0
Sécurité publique	936.6	988.9	52.3	5.6
Services gouvernementaux	76.6	85.7	9.1	11.9
Tourisme	139.3	132.5	-6.8	-4.9
Transports	1 963.0	2 127.9	164.9	8.4
Travail	31.5	31.5	—	—

Sub-total	51 747.8	53 823.0	2 075.2	4.0
Anticipated lapsed appropriations	-150.0	-150.0	—	—
Deferred appropriations	-78.8	-78.8	—	—

TOTAL	51 519.0	53 594.2	2 075.2	4.0

1	In 2007-2008, the sums provided for in the Contingency Fund amount to $177.0 million.

Source: Secrétariat du Conseil du trésor.

2007-2008 Budget

Budget Plan

C.30

2.2.3 Major investments in public infrastructure

☐ A responsible policy for maintaining assets

Over the past four years, the government has made unprecedented investments in order to build new facilities and restore public infrastructure, mainly in health and social services, education, recreation and sports, transport, municipal affairs, culture and research.

A new policy has also been implemented to ensure that the government’s assets are adequately maintained. This policy, which will be continued and stepped up in 2007-2008, is based on recognized North American standards for infrastructure preservation. With this approach, hospitals and educational institutions are allocated annually an envelope equal to 2.0 % of the value of the immovables in order to ensure they are maintained in good condition. An envelope of 1.0% is being added in the health sector for functional renovation work.

In all, investments for maintaining assets will amount to almost $1.2 billion in 2007-2008, or nearly double what they were in 2002-2003, when they totalled $645.0 million.

CHART C.6

Continued implementation of the policy for maintaining assetsP, 1

(government contribution, millions of dollars)

P:	Preliminary results for 2006-2007 and forecasts for 2007-2008

1	Excluding maintenance of assets in the road system, which is included in the road work investment budget.

The Government’s Budgetary and Financial Stance

C.31

☐ Unprecedented increase in the budget for preserving and improving the road system and its structures

In keeping with its commitment, the Québec government will have invested $1.3 billion in road infrastructures this year. In 2007-2008, investments in the road system will be increased by $400.0 million, to $1.7 billion, of which $1 150.0 million will be reserved for preserving and improving the road system and its structures. Moreover, investments in roads will be increased by an additional $300.0 million and will thus reach $2.0 billion in 2008-2009. For the next two years, the investment budget will be raised to $2.1 billion. From now until 2010-2011, a total of $7.9 billion will thus be invested in the road system.

By 2009-2010, the budget for the road system will have increased by 160.0% compared with the average budgets allocated from 1997-1998 to 2002-2003.

CHART C.7

Investments in the road system P

(government contribution, millions of dollars)

P:	Preliminary results for 2006-2007 and forecasts for subsequent years.

2007-2008 Budget

Budget Plan

C.32

2.2.4 Pay equity settlement with government employees

In the 2006-2007 Budget Speech, an amount of $457 million was provided for pay equity expenditures, raising the funds set aside for this purpose for the period from November 2001 to March 31, 2007 to $1.5 billion.

In June 2006, the government concluded an historic agreement for the settlement of pay equity with labour organizations that will ultimately cost it $825 million per year. Finally, in November, 2006, the Commission de l’équité salariale ruled that pay equity payments payable as of November 21, 2001 could be spread out until November 21, 2007, i.e. over seven payments made over six years.

From January to March 2007, employees in the public service and the education and health networks will receive the first adjustments arising from the pay equity settlement.

All told, considering the retroactive adjustments that will be paid, over $1.9 billion will be shared among some 360 000 government employees.

TABLE C.14

Impact of pay equity on program spending

(millions of dollars)

	2004-2005	2005-2006	2006-2007	2007-2008	2008-2009	2009-2010
Amounts entered in the 2004-2005 Public Accounts	673
Amounts forecast in the 2006-2007 Budget		390	457	457	457	457
June 2006 agreement		108	76	173	287	368
Impact of the ruling of the Commission de l’équité salariale
— From 2001-2002 to 2005-2006			166
— As of 2006-2007			76	90	65

TOTAL COST OF PAY EQUITY	673	498	775	720	809	825

		1 946

Source: Secrétariat du Conseil du trésor.

The Government’s Budgetary and Financial Stance

C.33

2.2.5 Debt service

In 2006-2007, debt service should amount to $6 990 million, i.e. $4 396 million for direct debt service and $2 594 million for interest ascribed to the retirement plans.

Overall, debt service is revised downward by $215 million compared with the figure announced in the March 2006 Budget. Direct debt service is $150 million less than forecast, mainly because medium- and long-term interest rates were lower than anticipated and the Canadian dollar performed better than the yen and the US dollar. Interest ascribed to the retirement plans was $65 million lower than expected, particularly because of new actuarial valuations.

In 2007-2008, debt service should amount to $7 229 million, an increase of 3.4%. It should remain at a comparable level in 2008-2009. This change can be explained mainly by the anticipated deterioration of the Canadian dollar compared with the various currencies that make up the debt, and by the increase in medium- and long-term interest rates.

TABLE C.15

Consolidated Revenue Fund

Change in debt service

(millions of dollars)

	March 2006 Budget	Adjustments	February 2007 BudgetP
	2006-2007		2006-2007	2007-2008	2008-2009
Direct debt service	-4 546	150	-4 396	-4 991	-5 088
Interest ascribed to the retirement plans	-2 659	65	-2 594	-2 238	-2 082

DEBT SERVICE	-7 205	215	-6 990	-7 229	-7 170
% change	5.2		1.7	3.4	-0.8

P:	Preliminary results for 2006-2007 and forecasts for subsequent years.

2007-2008 Budget

Budget Plan

C.34

☐ A smaller proportion of revenue is being devoted to servicing the total debt

The share of budgetary revenue devoted to total debt service, which also includes interest ascribed to the retirement plans and the debt service of consolidated organizations, should stand at 12.4% in 2007-2008, compared with 17.7% in 1997-1998.

CHART C.8

Debt serviceP

(as a percentage of total revenue)

P:	Preliminary results for 2006-2007 and forecasts for 2007-2008.

The Government’s Budgetary and Financial Stance

C.35

2.3 Consolidated organizations

For fiscal 2006-2007, the net results of consolidated organizations show a surplus of $37 million, a decrease of $140 million compared with the results forecast in the 2006-2007 Budget.

This decrease can be attributed primarily to the deterioration of over $100 million in the results of La Financière agricole du Québec. This corporation had to provide greater-than-anticipated assistance to Québec farmers under pork and grain corn insurance programs.

For 2007-2008 and 2008-2009, the net results of consolidated organizations show surpluses of $61 million and $296 million respectively.

TABLE C.16

Consolidated organizations

Summary of budgetary transactions

(millions of dollars)

	March 2006 Budget		February 2007 Budget P
	2006-2007	Adjustments	2006-2007	2007-2008	2008-2009
Own-source revenue	2 466	42	2 508	2 886	2 998
Federal transfers	956	-138	818	917	793

Total	3 422	-96	3 326	3 803	3 791
Expenditure excluding debt service	-2 562	-7	-2 569	-2 973	-2 632
Debt service	-683	-37	-720	-769	-863

Total	-3 245	-44	-3 289	-3 742	-3 495

NET RESULTS OF CONSOLIDATED ORGANIZATIONS	177	-140	37	61	296

P:	Preliminary results for 2006-2007 and forecasts for subsequent years.

2007-2008 Budget

Budget Plan

C.36

3. NON-BUDGETARY TRANSACTIONS

The government’s non-budgetary transactions consist of transactions which, when they are made, affect borrowing requirements but not revenue and expenditure.

For 2006-2007, consolidated non-budgetary requirements amount to $1 882 million, an increase of $1 313 million compared with the 2006-2007 Budget forecasts. This increase stems from the retroactive pay equity adjustments that will be paid to government employees from now until March 31, 2007.

For 2007-2008, consolidated non-budgetary requirements remain high, i.e. $1 062 million, owing to capital investments, particularly in the road system. Total requirements amount to $546 million for 2008-2009.

TABLE C.17

Summary of consolidated non-budgetary transactions 1, 2

(millions of dollars)

	March 2006 Budget		February 2007 Budget P
	2006-2007	Adjustments	2006-2007	2007-2008	2008-2009
CONSOLIDATED REVENUE FUND
Investments, loans and advances	–1 497	202	–1 295	–1 469	–1 522
Capital expenditures	–78	0	–78	–100	–40
Retirement plans	2 257	148	2 405	2 119	2 093
Other accounts	–5	–1 257	–1 262	11	265

Total	677	–907	–230	561	796
CONSOLIDATED ORGANIZATIONS
Investments, loans and advances	2	–379	–377	–223	–319
Capital expenditures	–1 171	–93	–1 264	–1 854	–1 364
Other accounts	–77	66	–11	454	341

Total	–1 246	–406	–1 652	–1 623	–1 342
TOTAL NON-BUDGETARY TRANSACTIONS
Investments, loans and advances	–1 495	–177	–1 672	–1 692	–1 841
Capital expenditures	–1 249	–93	–1 342	–1 954	–1 404
Retirement plans	2 257	148	2 405	2 119	2 093
Other accounts	–82	–1 191	–1 273	465	606

TOTAL CONSOLIDATED NON-BUDGETARY REQUIREMENTS	–569	–1 313	–1 882	–1 062	–546

P:	Preliminary results for 2006-2007 and forecasts for subsequent years.
1	A negative entry indicates a financial requirement and a positive entry, a source of financing
2	The Generations Fund does not affect non-budgetary transactions.

The Government’s Budgetary and Financial Stance

C.37

3.1 Investments, loans and advances

For 2006-2007, the investments, loans and advances of the Consolidated Revenue Fund amount to $1 295 million, a decrease of $202 million in requirements compared with the forecasts in the March 2006 Budget. This decrease stems notably from a decline in advances from the Consolidated Revenue Fund to consolidated organizations and special funds.

Financial requirements arising from the investments, loans and advances of consolidated organizations grew by $379 million in 2006-2007 because of the substantial investments made by Investissement Québec under the forest industry support program.

Consolidated financial requirements for 2006-2007 stand at $1 672 million. Comparable levels are anticipated for 2007-2008 and 2008-2009, i.e. $1 692 million and $1 841 million respectively.

3.2 Capital expenditures

For 2006-2007, the public investments of departments, organizations and special funds (e.g: Fonds de conservation et d’amélioration du réseau routier), which are an integral part of the government’s reporting entity, amount to $2 400 million. Taking into account a depreciation expense of $1 058 million, the financial requirements associated with these capital expenditures total $1 342 million.

—	The financial requirements anticipated for the capital expenditures of the Consolidated Revenue Fund for 2006-2007 are identical to those forecast in the 2006-2007 Budget. For subsequent years, financial requirements for capital expenditures will total $100 million in 2007-2008 and $40 million in 2008-2009.

—	Consolidated organizations show a $93-million upward revision of their capital expenditure requirements in 2006-2007, to $1.3 billion. These requirements will remain high for subsequent years owing primarily to investments in road infrastructures financed by the Fonds de conservation et d’amélioration du réseau routier.

2007-2008 Budget

Budget Plan

C.38

TABLE C.18

Reconciliation of 2006-2007 capital investments and financial requirements P

(millions of dollars)

	Level of investment	Depreciation	Financial requirements (capital expenditures)
Departments and organizations	-304	226	-78
Special funds	-1 516	568	-948
Organizations other than budget-funded organizations	-580	264	-316

TOTAL	-2 400	1 058	-1 342

P:	Preliminary.

3.3 Retirements plans

As regards the retirement plans, 2006-2007 shows an additional funding source of $148 million compared with the figure forecast in the last Budget, bringing the total to $2.4 billion.

For 2007-2008 and 2008-2009, it is anticipated that the retirement plans will contribute $2.1 billion for each of these years to consolidated non-budgetary transactions.

3.4 Other accounts

The $1 191-million increase in consolidated requirements for other accounts in 2006-2007 is due mainly to the retroactive adjustments paid in March 2007 following the pay equity settlement.

For 2007-2008 and 2008-2009, the change in other accounts represents a funding source of $465 million and $606 million respectively.

Other accounts include cash and bills on hand, outstanding cheques, accounts receivable and accounts payable.

The Government’s Budgetary and Financial Stance

C.39

4.    CONSOLIDATED NET FINANCIAL REQUIREMENTS

Overall, net financial requirements represent the funds the government has to borrow in a given fiscal year to finance the budgetary balance and certain non-budgetary transactions.

The 2007-2008 Budget anticipates net financial requirements of $250 million in 2006-2007 for the Consolidated Revenue Fund. Net financial surpluses of $500 million are forecast for subsequent years.

The net financial requirements of consolidated organizations stand at $1.6 billion for 2006-2007 and 2007-2008 and $1.0 billion for 2008-2009. These requirements stem mainly from the investments made by the Fonds de conservation et d’amélioration du réseau routier.

The income of the Generations Fund amounts to $575 million for 2006-2007, $446 million for 2007-2008 and $726 million for 2008-2009.

Consolidated net financial requirements stand at $1.3 billion for 2006-2007 and $616 million for 2007-2008. However, 2008-2009 shows a surplus of $180 million, owing primarily to the $726 million contribution of the Generations Fund.

TABLE C.19

Consolidated net financial requirements 1

(millions of dollars)

	March 2006 Budget		February 2007 Budget P
	2006-2007	Adjustments	2006-2007	2007-2008	2008-2009
Consolidated budgetary balance	74	518	592	446	726
Consolidated non-budgetary requirements	–569	–1 313	–1 882	–1 062	–546

CONSOLIDATED NET FINANCIAL REQUIREMENTS	–495	–795	–1 290	–616	180
Consolidated Revenue Fund	500	–750	–250	500	500
Consolidated organizations	–1 069	–546	–1 615	–1 562	–1 046
Generations Fund	74	501	575	446	726

P:	Preliminary results for 2006-2007 and forecasts for subsequent years.
1	A negative entry indicates a financial requirement and a positive entry, a source of financing.

The Government’s Budgetary and Financial Stance

C.40